

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 34870 |

FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__July 1, 2010__ AND ENDING__June 30, 2011__

MM/DD/YY                                                MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Richey Financial Group, Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

110 E Wilshire Avenue, Suite 307

(No. and Street)

| Fullerton | California | 92832 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Hugh Richey                                               714.449.9696

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __J. Hugh Richey_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Richey Financial Group, Inc_____ , as

of _____ June 30 _____ , 20 _11_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

State of _____
County of _____
Subscribed and sworn to (or affirmed) before me on
this _____ day of _____, _____ by
_____ proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_SEE ATTACHED CERTIFICATE_____
Notary Public

*Signature*

**President**

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

State of California

County of ___Orange___

Subscribed and sworn to (or affirmed) before me

on this 29 day of July , 20 11 ,
    Date      Month      Year
by

(1)___J.H. Richey_____ ,
           Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____ ,
           Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

**JENNIFER L. FRAGA**
Commission # 1811873
Notary Public - California
Orange County
My Comm. Expires Aug 31, 2012

Place Notary Seal and/or Stamp Above

Signature _____
                    Signature of Notary Public

─────────────── OPTIONAL ───────────────

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

Item #5910



**BREARD & ASSOCIATES, INC.**
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Richey Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Richey Financial Group, Inc. (the Company) as of June 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Financial Group, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Breard and Associates, Inc.*

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 11, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940   *fax* 818.886.1924   *web* www.baicpa.com
LOS ANGELES   NEW YORK   OAKLAND                                    *WE FOCUS & CARE*

# Richey Financial Group, Inc.
## Statement of Financial Condition
### June 30, 2011

### Assets

| | | |
|---|---|---:|
| Cash | $ | 44,859 |
| Prepaid expense | | 4,475 |
| **Total assets** | $ | 49,334 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 4,427 |
| **Total liabilities** | | 4,427 |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 65,443 |
| Accumulated deficit | | (21,536) |
| **Total stockholder's equity** | | 44,907 |
| **Total liabilities and stockholder's equity** | $ | 49,334 |

*The accompanying notes are an integral part of these financial statements.*

# Richey Financial Group, Inc.
## Statement of Operations
### For the Year Ended June 30, 2011

**Revenues**

| | | |
|---|---|---:|
| Commissions | $ | 30,658 |
| **Total revenues** | | 30,658 |

**Expenses**

| | |
|---|---:|
| Commission, trading fees and floor brokerage | 4,808 |
| Professional fees | 5,734 |
| Other operating expenses | 20,436 |
| **Total expenses** | 30,978 |
| **Net income (loss) before income tax provision** | (320) |
| **Income tax provision** | 823 |
| **Net income (loss)** | $ (1,143) |

*The accompanying notes are an integral part of these financial statements.*

## Richey Financial Group, Inc.
## Statement of Changes in Stockholder's Equity
## For the Year Ended June 30, 2011

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at June 30, 2010 | $ 1,000 | $ 75,443 | $ (20,393) | $ 56,050 |
| Return of capital | | (10,000) | | (10,000) |
| Net income (loss) | - | - | (1,143) | (1,143) |
| Balance at June 30, 2011 | $ 1,000 | $ 65,443 | $ (21,536) | $ 44,907 |

*The accompanying notes are an integral part of these financial statements.*

## Richey Financial Group, Inc.
## Statement of Cash Flows
## For the Year Ended June 30, 2011

**Cash flow from operating activities:**

| | | | |
|---|---|---|---|
| Net income (loss) | | | $ (1,143) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| (Increase) decrease in assets: | | | |
| Accounts receivable | $ | 1,899 | |
| Prepaid expense | | (3,312) | |
| Increase (decrease) in liabilities: | | | |
| Accounts payable and accrued expenses | | 4,427 | |
| Total adjustments | | | 3,014 |
| **Net cash provided by (used in) operating activities** | | | 1,871 |
| **Net cash provided by (used in) in investing activities** | | | - |
| **Cash flow from financing activities:** | | | |
| Return of capital | | (10,000) | |
| **Net cash provided by (used in) financing activities** | | | (10,000) |
| **Net increase (decrease) in cash** | | | (8,129) |
| **Cash at beginning of year** | | | 52,988 |
| **Cash at end of year** | | | $ 44,859 |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Richey Financial Group, Inc. (the "Company") was incorporated in the state of California on June 17, 1985, under the name of Topanga Securities, Inc. On July 29, 1985, the Company changed its name to Pacific Mountain Securities and finally on January 6, 1986, became Richey Financial Group, Inc. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of mutual funds, insurance and annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has fully depreciated furniture and equipment of $8,168. Furniture and equipment have been depreciated over the estimated useful lives of the related assets.

Organization costs of $10,300 have been fully amortized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 11, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: INCOME TAXES

The provision for income taxes is comprised of the following:

|  | Current |
|---|---|
| Federal | $ - |
| State | 800 |
| Total income tax expense (benefit) | $ 800 |

## Note 3: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture, and equipment with an affiliated company in which management has an ownership interest. During the fiscal year, the companies established an expense sharing agreement, whereby the affiliated company pays rent, payroll and other operating expenses that benefit the Company. Due to the reduced level of activity, the Company paid less under the expense sharing agreement than it would have paid to independent third parties. The difference is immaterial. The Company is also not liable to this affiliate for any expenses incurred on its behalf. For the year ended June 30, 2011, the Company incurred $3,300 for these expenses.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

## Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

**(Continued)**

For the year ending June 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2009-01 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162 | After September 15, 2009 |
| 2010-06 | Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements | After December 15, 2009 |
| 2010-09 | Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements | After February 24, 2010 |
| 2009-16 | Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| 2009-17 | Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities | After November 15, 2009 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 5:  NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011, the Company had net capital of $40,432 which was $35,432 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,427) to net capital was 0.11 to 1, which is less than the 15 to 1 maximum allowed.

**Richey Financial Group, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2011**

**Computation of net capital**

| | | |
|---|---:|---:|
| Common stock | $ 1,000 | |
| Additional paid-in capital | 65,443 | |
| Accumulated deficit | (21,536) | |
| | | |
| **Total stockholder's equity** | | $ 44,907 |
| Less: Non-allowable assets | | |
|     Prepaid expense | (4,475) | |
| | | |
| **Total non-allowable assets** | | (4,475) |
| | | |
| **Net capital** | | 40,432 |

**Computation of net capital requirements**
Minimum net capital requirements

| | | |
|---|---:|---:|
| 6 2/3 percent of net aggregate indebtedness | $ 295 | |
| Minimum dollar net capital required | $ 5,000 | |
| | | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 35,432 |
| | | |
| Ratio of aggregate indebtedness to net capital | 0.11 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2011.

A computation of reserve requirements is not applicable to Richey Financial Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Richey Financial Group, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2011**

Information relating to possession or control requirements is not applicable to Richey Financial Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Richey Financial Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2011



**BREARD & ASSOCIATES, INC.**
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Richey Financial Group, Inc.:

In planning and performing our audit of the financial statements of Richey Financial Group, Inc. (the Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Breard and Associates, Inc.*

Breard & Associates, Inc.
Certified Public Accountants


Northridge, California
August 11, 2011

Richey Financial Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2011